UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 14)1

Wausau Paper Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

943315101
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVEN WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,713,392
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,713,392
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,154,496
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,154,496
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,500,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,500,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,500,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON CYNTHIA T. JAMISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 730
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 730
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON RUSSELL C. TAYLOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

The following constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (“Amendment No. 14”).  This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain management account (the "Starboard Value LP account") and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

CUSIP NO. 943315101

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xiii)	Gavin T. Molinelli, who will be elected to the Board of Directors (the “Board”) of the Issuer pursuant to the Agreement (as defined below);

(xiv)	Cynthia T. Jamison, who was formerly a nominee for the Board; and

(xv)	Russell C. Taylor, who was formerly a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons.”  In connection with the Agreement defined and described in Item 4 below, Cynthia T. Jamison and Russell C. Taylor are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 14.  The remaining Reporting Persons, including Mr. Molinelli, will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell, Feld and Molinelli is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.  Ms. Jamison’s principal business address is 1224 W. Bryn Mawr Ave., Chicago, Illinois 60660.  Mr. Taylor’s principal business address is c/o Arclin, Inc., 1000 Holcomb Woods Parkway, Suite 444, Roswell, GA 30076.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.  Mr. Molinelli’s principal occupation is serving as Managing Director of Starboard Value LP. Ms. Jamison’s principal occupation is serving as Chairman of the Board of Directors of Tractor Supply Company, the largest operator of retail farm and ranch stores.  Mr. Taylor’s principal occupation is serving as the President and Chief Executive Officer of Arclin, Inc., a leading provider of innovative bonding and surfacing solutions for the building industry.

CUSIP NO. 943315101

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Molinelli, Jamison and Taylor are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 2, 2014, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into a settlement agreement with the Issuer (the “Agreement”).  The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to: (i) appoint Mr. Molinelli, who has been serving as an Observer to the Board since April 22, 2014, as a director of the Issuer within three (3) business days of the Agreement; (ii) appoint Mr. Molinelli as a member of the Corporate Governance and Compensation Committees of the Board; (iii) nominate Mr. Molinelli as well as Londa J. Dewey and Gary W. Freels (together, the “2014 Board Nominees”) for election to the Board at the 2014 annual meeting of stockholders of the Issuer (the “2014 Annual Meeting”) for the class of directors with terms expiring at the 2017 annual meeting of stockholders; and (iv) recommend, support and solicit proxies for the election of Mr. Molinelli at the 2014 Annual Meeting in the same manner as for the Issuer’s other nominees standing for election to the Board at the 2014 Annual Meeting.  The Issuer further agreed to allow Starboard to recommend substitute directors in the event Mr. Molinelli is unable to serve as a director, resigns or is removed as a director prior to the 2015 annual meeting of stockholders (the “2015 Annual Meeting”) and at such time Starboard beneficially owns in the aggregate at least the lesser of 3.0% of the then outstanding Shares and 1,492,430 Shares.

Pursuant to the terms of the Agreement, Starboard agreed: (i) to irrevocably withdraw its Notice of Stockholder Nomination of Individuals for Election as Directors at the 2014 Annual Meeting submitted to the Issuer in January 2014; (ii) not to take any further action with respect to any solicitation materials filed by it or on its behalf with the Securities and Exchange Commission; and (iii) to vote all Shares beneficially owned by it at the 2014 Annual Meeting in favor of the 2014 Board Nominees and in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal, unless Institutional Shareholder Services Inc. recommends otherwise with respect to the “say-on-pay” proposal.  Starboard further agreed that it will not, and will not permit its affiliates or associates to, directly or indirectly: (i) nominate or recommend for nomination any person for election at the 2014 Annual Meeting; (ii) submit any proposal for consideration at, or bring any other business before, the 2014 Annual Meeting; or (iii) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2014 Annual Meeting.  Starboard also agreed to refrain from calling a special meeting of the Issuer’s stockholders until the earlier of ten (10) business days prior to the deadline for the submission of stockholder nominations for the 2015 Annual Meeting or the date that is one hundred (100) days prior to the first anniversary of the 2014 Annual Meeting.

CUSIP NO. 943315101

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 49,770,739 Shares outstanding, as of April 30, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 12, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on July 2, 2014, Starboard V&O Fund beneficially owned 4,713,392 Shares.

Percentage: Approximately 9.5%.

(b)	1. Sole power to vote or direct vote: 4,713,392
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,713,392
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty days.

B.	Starboard S LLC

(a)	As of the close of business on July 2, 2014, Starboard S LLC beneficially owned 1,154,496 Shares.

Percentage: Approximately 2.3%.

(b)	1. Sole power to vote or direct vote: 1,154,496
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,154,496
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.

C.	Starboard C LP

(a)	As of the close of business on July 2, 2014, Starboard C LP beneficially owned 200,000 Shares.

CUSIP NO. 943315101

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 200,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty days.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 200,000 Shares owned by Starboard C LP.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 200,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 200,000 Shares owned by Starboard C LP.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 200,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.

F.	Starboard Value LP

(a)
As of the close of business on July 2, 2014, 1,432,112 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard S LLC, (iii) 200,000 Shares owned by Starboard C LP and (iv) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.1%.

CUSIP NO. 943315101

(b)	1. Sole power to vote or direct vote: 7,500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,500,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard S LLC, (iii) 200,000 Shares owned by Starboard C LP and (iv) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.1%.

(b)	1. Sole power to vote or direct vote: 7,500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,500,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard S LLC, (iii) 200,000 Shares owned by Starboard C LP and (iv) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.1%.

(b)	1. Sole power to vote or direct vote: 7,500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,500,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard S LLC, (iii) 200,000 Shares owned by Starboard C LP and (iv) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.1%.

CUSIP NO. 943315101

(b)	1. Sole power to vote or direct vote: 7,500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,500,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard S LLC, (iii) 200,000 Shares owned by Starboard C LP and (iv) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,500,000

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.

K.	Mr. Molinelli

(a)	As of the close of business on July 2, 2014, Ms. Molinelli did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Molinelli has not entered into any transactions in the Shares during the past sixty days.

L.	Ms. Jamison

(a)	As of the close of business on July 2, 2014, Ms. Jamison directly owned 730 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 730
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 730
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 943315101

(c)	Ms. Jamison has not entered into any transactions in the Shares during the past sixty days.

M.	Mr. Taylor

(a)	As of the close of business on July 2, 2014, Mr. Taylor directly owned 700 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 700
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Taylor has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 hereby amended to add the following:

On July 2, 2013, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On July 3, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 14 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Agreement by and among Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value R LP, Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Gavin T. Molinelli and Wausau Paper Corp., dated July 2, 2013.

99.2
Joint Filing Agreement by and among Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value R LP, Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, and Gavin T. Molinelli, dated July 3, 2013.

CUSIP NO. 943315101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Cynthia T. Jamison and Russell C. Taylor

/s/ Gavin T. Molinelli
GAVIN T. MOLINELLI